Exhibit 99.1

Islet Sciences and BHV Announce Publication of Two Phase 2b Clinical Studies of Remogliflozin Etabonate for Treating Type 2 Diabetes

-- Key Studies Provide Rationale for Current Biphasic Drug Formulation --

Raleigh, NC, October 23, 2014 - Islet Sciences, Inc. (OTCQB: ISLT) (“Islet Sciences”), a biopharmaceutical company developing new medicines and technologies for the treatment of metabolic disease, announced today the publication of two peer-reviewed articles highlighting clinical results from completed 12-week Phase 2b studies of remogliflozin etabonate (“remogliflozin”), a selective sodium glucose transporter 2 (SGLT2) inhibitor currently being developed by Brighthaven Ventures, L.L.C. (“BHV”) for type 2 diabetes and nonalcoholic steatohepatitis (NASH).

As previously announced, Islet Sciences and BHV have entered into a merger agreement that will combine the operations and development pipelines of the two companies.  Upon closing of the transactions contemplated by the merger agreement, which require approval of Islet Sciences’ stockholders, Islet Sciences and BHV will each become wholly owned subsidiaries of Avogenx, Inc. (“Avogenx”), which will operate under the leadership of the current Islet Sciences management.

The publications are available online with a subscription and are expected to appear in print in the scientific journal Diabetes, Obesity, and Metabolism early next year1,2.  Importantly, these clinical results collectively represent the foundation for developing a unique biphasic release formulation for remogliflozin, for which BHV expects to initiate a multi-center phase 2b study in the fourth quarter of 2014.

The phase 2b studies, which were highlighted recently at the 74th American Diabetes Association Annual Scientific Sessions conference in June 2014, demonstrated potential best-in-class safety and efficacy profiles, when dosed once- or twice-daily, respectively.  These findings suggest that BHV’s novel biphasic release formulation will allow remogliflozin to be dosed just once daily, while maintaining the significant HbA1c lowering and weight loss observed with twice-daily dosing.  Additionally, the findings suggest this formulation will maintain the low incidence of urogenital infections and lack of increase of LDL-c observed with a single daily dose of remogliflozin.

Islet Sciences and BHV also recently announced that BHV entered into an exclusive licensing agreement with Libbs Farmaceutica (“Libbs”), a leading Brazilian pharmaceutical company, for the exclusive rights to develop and commercialize remogliflozin in select territories in Latin America.  Pursuant to the licensing agreement, Libbs agreed to make an initial payment of $1.5 million.    In addition, Libbs agreed to a royalty and profit-share mechanism upon commercialization in the licensed territories, Libbs has also agreed to fund a substantial portion of BHV’s planned U.S. phase 2b study of remogliflozin for the treatment of type 2 diabetes.

William Wilkison, Ph.D., Islet Sciences’ Chief Operating Officer, stated, “We believe publication of these key studies provides additional validation for our clinical work with remogliflozin, and together they articulate the genesis for creating the novel biphasic formulation. With the added support from BHV’s licensing partner Libbs, BHV plans to advance to the next step in the phase 2b development program for remogliflozin, which Islet Sciences and BHV believe will demonstrate its highly differentiated profile and best-in-class potential for treating type 2 diabetes and NASH.”

About Islet Sciences
Islet Sciences, Inc., a biopharmaceutical company based in Raleigh, NC, is developing new medicines and technologies for the treatment of metabolic disease. On September 30, 2014, Islet Sciences and BHV entered into a definitive merger agreement.  Following closing, the combined organization will operate under the name Avogenx, Inc., with a combined pipeline that will include remogliflozin etabonate for the treatment of type 2 diabetes and NASH, a cell-based transplantation therapy for insulin-dependent diabetes; immune-modulating small molecule IL-12 antagonists targeting beta-cell preservation, and a PCR-based molecular diagnostic measuring beta-cell loss for the diagnosis of type 1 diabetes or onset of insulin-dependent type 2 diabetes. For more information, please visit http://www.isletsciences.com.

About BHV
BHV, a privately held pharmaceutical company based in Research Triangle Park, NC, is developing the SGLT2 inhibitor remogliflozin etabonate for type 2 diabetes and NASH.

No Offer to Sell or Solicitation
This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger, the transactions contemplated by the merger agreement or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information and Where to Find It
In connection with the proposed transactions contemplated by the merger agreement, Avogenx currently intends to file a Registration Statement on Form S-4 that will include a consent solicitation statement of Islet Sciences, which Islet Sciences currently intends to file with the SEC.  Avogenx and Islet Sciences also plan to file other relevant materials with the SEC. Stockholders of Islet Sciences are urged to read the consent solicitation statement/prospectus contained in the Registration Statement when it becomes available and any other relevant materials filed with the SEC because these materials will contain important information about the proposed transactions.  Once available, these materials will be made available to the stockholders of Islet Sciences at no expense to them.  The consent solicitation statement/prospectus, Registration Statement and other relevant materials, including any documents incorporated by reference therein, once available, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from Islet Sciences at www.isletsciences.com/investors or by emailing info@isletsciences.com Attn.: Investor Relations.

Islet Sciences and certain of its directors and executive officers may be deemed to be participants in the solicitation of consents in connection with the proposed transactions.  Information about the executive officers and directors of Islet Sciences is set forth in Islet Sciences’ annual report on Form 10-K for the fiscal year ended April 30, 2014, as filed with the SEC on July 28, 2014.

Forward-Looking Statements
Statements contained in this press release that refer to Avogenx, Islet Sciences or BHV’s estimated or anticipated future results, possible or anticipated synergies from the transactions described above, or other non-historical facts are forward-looking statements that reflect Islet Sciences’ current perspective of existing information as of the date hereof and involve certain risks and uncertainties. Actual results, including the results of the transactions described above, could differ materially from those anticipated in these forward- looking statements as a result of various factors and such forward-looking statements are not predictions of future events. Factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the ability to satisfy the closing conditions contained in the merger agreement, including approval of Islet Sciences’ stockholders; delays in completing the transactions; the ability to initiate a phase 2b study on the expected timeframe; the ability to successfully complete a phase 2b study and develop and commercialize product candidates; and the other risks described in the Islet Sciences’ reports filed with the SEC. The success of the combination of Avogenx, Islet Sciences and BHV is highly dependent on future medical and research developments and market acceptance, which are outside each of these entities’ control.

Contacts:
Tiberend Strategic Advisors, Inc.

Joshua Drumm, Ph.D. (Investors)
jdrumm@tiberend.com; (212) 375-2664

Amy Wheeler (Media)
awheeler@tiberend.com; (646) 362-5750

Islet Sciences, Inc.
info@isletsciences.com; (919) 480-1518

1 Andy P. Sykes, Gail L. Kemp, Robert Dobbins, Robin O'Connor-Semmes, Steve R. Almond, William O. Wilkison, Susan Walker and Lata Kler (2014). Randomized Efficacy and Safety Trial of Once Daily Remogliflozin Etabonate for the Treatment of Type 2 Diabetes. Diabetes, Obesity & Metabolism, DOI:10.1111/dom.12393

2 Andy P. Sykes, Robin O'Connor-Semmes, Robert Dobbins, David J. Dorey, Jamie D. Lorimer, Susan Walker, William O. Wilkison and Lata Kler (2014). Randomized Trial Demonstrating Efficacy and Safety of Twice Daily Remogliflozin Etabonate for the Treatment of Type 2 Diabetes. Diabetes, Obesity & Metabolism, DOI:10.1111/dom.12391